Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   31-Dec-2019

Amounts in USD

Dates

Collection Period No.	18			
Collection Period (from... to)	1-Dec-2019	31-Dec-2019		
Determination Date	13-Jan-2020			
Record Date	14-Jan-2020			
Distribution Date	15-Jan-2020			
Interest Period of the Class A-1, A-2B Notes (from... to)	16-Dec-2019	15-Jan-2020	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2019	15-Jan-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	72,009,557.90	47,420,664.49	24,588,893.41	63.210523	0.121904
Class A-2B Notes	125,000,000.00	23,139,318.09	15,238,002.73	7,901,315.36	63.210523	0.121904
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**666,098,875.99**	**633,608,667.22**	**32,490,208.77**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	701,610,434.32	669,120,225.55			
Yield Supplement Overcollateralization Amount	87,929,652.04	40,226,007.73	38,177,375.75			
Pool Balance	**1,508,391,985.09**	**741,836,442.05**	**707,297,601.30**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	162,621.58	0.418050	24,751,514.99	63.628573
Class A-2B Notes	1.829750%	35,282.64	0.282261	7,936,598.00	63.492784
Class A-3 Notes	3.030000%	1,133,725.00	2.525000	1,133,725.00	2.525000
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$1,651,747.97**		**$34,141,956.74**	

Amounts in USD

Available Funds

Principal Collections	33,927,093.73
Interest Collections	2,152,434.49
Net Liquidation Proceeds	245,074.87
Recoveries	453,904.81
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	48,219.82
Available Collections	**36,826,727.72**
Reserve Fund Draw Amount	0.00
Available Funds	**36,826,727.72**

Distributions

(1) Total Servicing Fee	618,197.04
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	1,651,747.97
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	32,490,208.77
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,066,573.94
Total Distribution	**36,826,727.72**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	618,197.04	618,197.04	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,651,747.97	1,651,747.97	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	162,621.58	162,621.58	0.00
thereof on Class A-2B Notes	35,282.64	35,282.64	0.00
thereof on Class A-3 Notes	1,133,725.00	1,133,725.00	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,651,747.97	1,651,747.97	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	32,490,208.77	32,490,208.77	0.00
Aggregate Principal Distributable Amount	32,490,208.77	32,490,208.77	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	4,828.34
minus Net Investment Earnings	4,828.34
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	4,828.34
Net Investment Earnings on the Collection Account	43,391.48
Investment Earnings for the Collection Period	48,219.82

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	741,836,442.05	35,121
Principal Collections	22,245,929.34	
Principal Collections attributable to Full Pay-offs	11,681,164.39	
Principal Purchase Amounts	0.00	
Principal Gross Losses	611,747.02	
Pool Balance end of Collection Period	707,297,601.30	34,249
Pool Factor	46.89%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.46%
Weighted Average Number of Remaining Payments	52.73	37.15
Weighted Average Seasoning (months)	14.04	31.19

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	700,898,376.63	34,031	99.10%
31-60 Days Delinquent	4,798,199.76	171	0.68%
61-90 Days Delinquent	1,381,871.91	36	0.20%
91-120 Days Delinquent	219,153.00	11	0.03%
Total	707,297,601.30	34,249	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	611,747.02	30	14,069,513.02	482
Principal Net Liquidation Proceeds	244,465.34		4,580,877.81	
Principal Recoveries	444,932.99		4,566,060.16	
Principal Net Loss / (Gain)	(77,651.31)		4,922,575.05	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.129%)
Prior Collection Period	0.099 %
Second Prior Collection Period	0.947 %
Third Prior Collection Period	0.825 %
Four Month Average	0.436%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance — 0.326%

Average Net Loss / (Gain) — 10,212.81

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.